Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges

Resolute Energy Corporation

Ratio of Earning to Fixed Charges

(In thousands $)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$29,857	$48,355	$8,574	$(65,130)	$6,041
Fixed charges, excluding capitalized interest	18,758	6,012	6,905	2,205	40

Earnings	$48,615	$54,367	$15,479	$(62,925)	$6,081
Fixed charges:
Interest expense, including capitalized interest	$22,094	$5,145	$5,317	$1,538	$—
Estimate of interest within rental expense	3,235	2,167	2,047	667	40

Fixed charges	$25,329	$7,312	$7,364	$2,205	$40
Ratio of earnings to fixed charges	1.9	7.4	2.1	(a )	152.0

(a)	Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the year ended December 31, 2009 was $65.1 million.